

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 12, 2016

Manuel Brocke-Benz
Director, President and Chief Executive Officer
Radnor Corporate Center, Building One, Suite 200
100 Matsonford Road
Radnor, Pennsylvania 19087

>   **Re: VWR Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 25, 2016**
>   **File No. 1-36673**

Dear Mr. Brocke-Benz:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　/s/ William H. Thompson

　　　　　　　　　　　　William H. Thompson
　　　　　　　　　　　　Accounting Branch Chief
　　　　　　　　　　　　Office of Consumer Products